Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

PROSPECTUS SUPPLEMENT NO. 2 OCTOBER 3, 2016
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 2 DATED OCTOBER 3, 2016
TO THE PROSPECTUS DATED SEPTEMBER 12, 2016
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated September 12, 2016 and Supplement No. 1 dated September 20, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
This supplement includes the following information:

•	status of our offering and anticipated close of our primary offering; and

•	the acquisition of a property in Las Vegas, Nevada.
Status of Our Offering and Anticipated Close of Our Primary Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of Class A common stock as a result of a $2.0 million investment by an affiliate of our sponsor, and commenced operations. We are currently offering up to approximately $1.56 billion in shares of Class T common stock at $10.00 per share and $0.2 billion in shares of Class I common stock at $9.30 per share in our primary offering. We previously sold approximately $0.24 billion in shares of Class A common stock. We are also offering up to $0.2 billion in shares of our common stock pursuant to our distribution reinvestment plan at $9.50 per share for all share classes. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan, and among classes of stock.
As of September 30, 2016, we have received gross offering proceeds in our initial public offering of approximately $0.6 billion from the sale of 62,158,484 Class A shares, Class T shares, and Class I shares, including proceeds raised and shares issued under our distribution reinvestment plan. As of September 30, 2016, approximately $1.6 billion in shares of common stock remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.
On September 14, 2016, our board of directors approved the close of our primary offering effective January 20, 2017. In connection with the closing, we will accept subscription agreements only if they are received by our transfer agent on or before the close of business on January 20, 2017 and fully funded and in good order no later than the close of business on January 31, 2017. We intend to continue to sell shares of our common stock in the offering pursuant to our distribution reinvestment plan following the termination of our primary offering.
To the extent subscriptions for qualified account investments are submitted in good order to the transfer agent prior to the close of our primary offering, subject only to the receipt of funds, such subscription may be processed if the qualified funds are received on or before March 3, 2017. Any subscriptions received that we are unable to accept due to the above closing procedures for our primary offering will be promptly returned.
Property Acquisition
As of September 30, 2016, we owned 28 buildings on 21 properties in 14 states, encompassing approximately 4.5 million rentable square feet, and approximately 82.5% of our net rental revenue is generated from leases with investment grade-rated tenants or tenants whose parent companies are investment grade-rated, or leases guaranteed by investment grade-rated companies. The following is hereby added to the end of the "Real Estate Investments - Our Properties" section of our prospectus:

Acquisition of IGT Property
On September 27, 2016, we acquired a three-story, Class "A" office property consisting of 222,268 net rentable square feet located in Las Vegas, Nevada (the "IGT property"). The IGT property is currently leased in its entirety to IGT. The purchase price for the IGT property was $66.5 million, plus closing costs. The purchase price plus closing costs and certain acquisition expenses to third parties (reduced by certain adjustments, credits, and previous deposits) were funded with proceeds from our public offering. Our advisor earned approximately $2.6 million in acquisition fees (including the Contingent Advisor Payment, as such term is defined in our advisory agreement, as amended) in connection with the acquisition of the IGT property. As of the closing date, we incurred acquisition expenses of approximately $0.3 million in connection with the acquisition of the IGT property, approximately $0.2 million of which will be reimbursed or paid to our advisor and approximately $0.2 million of which was paid to unaffiliated third parties.
The initial capitalization rate on IGT's year one income is 6.91%. The going-in capitalization rate is determined by dividing the projected net operating income for the first fiscal year that we own the property by the acquisition price (exclusive of closing and offering costs). The net operating income is calculated by totaling the sum of all the revenues from IGT including base rental revenue, parking revenue, and expense reimbursement revenue then deducting the total of all the property expenses including utilities, insurance, real estate taxes, repairs and maintenance, and all property operating expenses. The projected net operating income includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that IGT will perform its obligations under its lease agreements during the first year of its lease with us.
IGT is a wholly owned subsidiary of International Game Technology PLC, the world's largest developer of technology-based products and services and associated content for worldwide gaming and lottery markets. International Game Technology PLC (NYSE: IGT) is currently rated 'BB+' by Standard and Poor's.
The IGT property is located in Las Vegas, Nevada in close proximity to the Las Vegas Strip and the 215 Beltway and Interstate 15, which provide access to a skilled labor pool that is well versed in both gaming hardware and software. The IGT property serves as the headquarters for the North American Gaming and Interactive ("NAGI") business unit for IGT. The property houses the engineering, sales, sound, corporate communications, and software departments within the NAGI business unit, including its Chief Executive Officer. IGT plans to invest additional capital to improve the property in excess of the tenant improvement allowance provided for in the lease and paid by the seller. We believe the IGT property is a business essential facility to IGT's overall operations due to the management and operating functions performed therein, IGT's long term commitment to the area as evidenced by its recent 15-year lease and its investments to improve the property, and its strategic location in close proximity to the Las Vegas Strip.
The IGT lease is a triple-net lease with a remaining term of 14.3 years upon our acquisition, expiring in December 2030. The forward 12-months' rent is approximately $4.6 million, with 1.75% annual rental rate increases for the remaining duration of the lease, and includes two five-year renewal options at fair market rent and no termination option. International Game Technology PLC also serves as the guarantor for IGT's obligations under the IGT lease.
Management of the IGT Property
Our property manager will be responsible for managing the IGT property and will be paid management fees in an amount of 3.0% of the gross monthly revenues collected from the IGT property. Our property manager has hired an unaffiliated third party to manage the day-to-day operations and will pay the third party a portion of the management fees paid by us, unless such management fee can be recovered from the tenant.